UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

NETSHOES (CAYMAN) LIMITED

Unaudited condensed consolidated interim financial statements as of September 30, 2018, and for the nine and three month periods ended September 30, 2017 and 2018

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Financial Position
December 31, 2017 and September 30, 2018
(Reais and Dollars in thousands)

			December 31,		September 30,
Assets	Note		2017		2018		2018
			BRL		BRL		USD
Current assets:							Note 2.2
Cash and cash equivalents	9	R$	395,962	R$	50,569	US$	12,630
Restricted cash			19,397		18,125		4,527
Trade accounts receivables, net	10		113,168		114,361		28,562
Inventories, net	11		456,632		331,676		82,838
Recoverable taxes	12		80,047		84,423		21,085
Prepaid expenses and other current assets			48,352		18,929		4,728
			1,113,558		618,083		154,370

Non-current assets held for sale	26		-		32,590		8,139
Total current assets			-		650,673		162,509

Non-current assets:
Restricted cash			15,048		15,335		3,830
Judicial deposits	24		106,914		115,078		28,741
Recoverable taxes	12		70,765		38,597		9,640
Other assets			1,950		10,189		2,545
Due from related parties	23		12		7		2
Property and equipment, net	13		73,039		83,202		20,780
Intangible assets, net	14		115,839		139,011		34,719
Total non-current assets			383,567		401,419		100,257

Total assets		R$	1,497,125	R$	1,052,092	US$	262,766

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Financial Position
December 31, 2017 and September 30, 2018
(Reais and Dollars in thousands)

			December 31,		September 30,
Liabilities and Shareholders' Equity	Note		2017		2018		2018
			BRL		BRL		USD
Current liabilities:							Note 2.2
Trade accounts payable	15	R$	365,835	R$	272,619	US$	68,088
Reverse factoring	16		148,928		78,299		19,556
Current portion of long-term debt	18		106,577		11,955		2,986
Taxes and contributions payable			19,875		24,486		6,115
Deferred revenue	7		3,732		4,026		1,006
Accrued expenses	17		120,366		96,623		24,132
Other current liabilities			31,017		30,560		7,632
			796,330		518,568		129,515

Liabilities associated with non-current assets held for sale	26		-		30,700		7,667
Total current liabilities			-		549,268		137,182

Non-current liabilities:
Long-term debt, net of current portion	18		179,394		216,283		54,018
Provision for labor, civil and tax risks	24		12,523		16,822		4,201
Deferred revenue	7		25,502		23,017		5,749
Other non-current liabilities			27		629		157
Total non-current liabilities			217,446		256,751		64,125
Total liabilities			1,013,776		806,019		201,307

Shareholders' equity:
Share capital			244		244		61
Additional-paid in capital			1,345,507		1,347,120		336,452
Treasury shares			(1,533)		(1,533)		(383)
Accumulated other comprehensive loss			(13,664)		(11,893)		(2,970)
Accumulated losses			(847,125)		(1,087,765)		(271,676)
Equity attributable to owners of the parent			483,429		246,173		61,484
Equity attributable to non-controlling interests			(80)		(100)		(25)
Total shareholders' equity			483,349		246,073		61,459

Total liabilities and shareholders' equity		R$	1,497,125	R$	1,052,092	US$	262,766

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Profit or Loss
For the nine and three months ended in September 30, 2017 and 2018
(Reais and Dollars in thousands, except loss per share)

			For the nine months ended in September 30,						For the three months ended in September 30,
	Note		2017		2018		Note		2017		2018		2018
							USD		BRL		BRL		USD
Continuing operations			BRL		BRL		Note 2.2						Note 2.2
Net sales	6	R$	1,262,899	R$	1,241,368	US$	310,040	R$	431,422	R$	417,809	US$	104,351
Cost of sales	8a		(843,813)		(955,593)		(238,666)		(290,395)		(381,028)		(95,164)
Gross profit			419,086		285,775		71,374		141,027		36,781		9,187
Operating expenses:
Selling and marketing expenses	8b		(344,372)		(327,919)		(81,900)		(128,579)		(111,989)		(27,970)
General and administrative expenses	8c		(106,447)		(138,520)		(34,596)		(36,521)		(45,084)		(11,258)
Other operating expenses, net			(3,193)		(5,915)		(1,478)		(1,076)		(3,834)		(956)
Total operating expenses			(454,012)		(472,354)		(117,974)		(166,176)		(160,907)		(40,184)
Operating loss			(34,926)		(186,579)		(46,600)		(25,149)		(124,126)		(30,997)
Financial income	8d		23,628		13,930		3,480		8,808		6,972		1,741
Financial expenses	8d		(97,515)		(63,733)		(15,918)		(27,153)		(22,122)		(5,525)
Monetary position (loss) gain, net			-		6,120		1,529		-		3,364		840
Loss before income tax			(108,813)		(230,262)		(57,509)		(43,494)		(135,912)		(33,941)
Income tax expense			-		(858)		(214)		-		(676)		(169)
Net Loss from continuing operations		R$	(108,813)	R$	(231,120)	US$	(57,723)	R$	(43,494)	R$	(136,588)	US$	(34,110)

Net Loss from discontinued operations	26	R$	(11,814)		(10,375)	US$	(2,591)	R$	(4,259)		(3,981)	US$	(994)

Net Loss		R$	(120,627)		(241,495)	US$	(60,314)	R$	(47,753)		(140,569)	US$	(35,104)

Net loss attributable to:
Owners of the Parent from continuing operations		R$	(108,398)	R$	(230,715) US$		(57,623)	R$	(43,381)	R$	(136,454)	US$	(34,080)
Owners of the Parent from discontinued operations			(11,814)		(10,375)		(2,591)		(4,259)		(3,981)		(994)
Non-controlling interests			(415)		(405)		(100)		(113)		(134)		(29)

Loss per share attributable to owners of the Parent
Basic and diluted	5	R$	(4.63)	R$	(7.76) US$		(1.94)	R$	(1.83)	R$	(4.52)	US$	(1.13)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
For the nine and three months ended in September 30, 2017 and 2018
(Reais and Dollars in thousands)

		For the nine months ended in September 30,						For the three months ended in September 30,
		2017		2018		2018		2017		2018		2018
						USD						USD
		BRL		BRL		Note 2.2		BRL		BRL		Note 2.2
Net Loss	R$	(120,627)	R$	(241,495)	US$	(60,314)	R$	(47,753)	R$	(140,569)	US$	(35,104)

Items that will subsequently be recorded to profit or loss
Foreign currency translation		3,734		2,114		528		(3,854)		3,300		824
Cash flow hedges – effective portion of changes in fair value		348		-		-		-		-		-
Cash flow hedges – reclassified to profit or loss		197		-		-		-		-		-
Other comprehensive income (loss)		4,279		2,114		528		(3,854)		3,300		824
Total comprehensive income (loss)		(116,348)		(239,381)		(59,786)		(51,607)		(137,269)		(34,280)

Total comprehensive income (loss) attributable to:
Owners of the Parent	R$	(115,948)	R$	(239,724)	US$	(59,874)	R$	(51,550)	R$	(137,508)	US$	(34,343)
Non-controlling interests		(400)		343		86		(57)		239		62

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the nine months ended in September 30, 2017 and 2018
(Reais and Dollars in thousands)

		For the nine months ended in September 30,

		2017		2018		2018
		BRL		BRL		USD
Cash flows from continuing operating activities:						Note 2.2
Net loss	R$	(108,813)	R$	(231,120)	US$	(57,723)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		21,637		7,350		1,836
Depreciation and amortization		22,724		45,979		11,484
Loss on disposal of property and equipment, and intangible assets		168		307		77
Share-based payment		(13,552)		4,906		1,225
Deferred taxes		-		858		214
Provision for labor, civil and tax risks		6,971		6,856		1,712
Interest expense, net		83,832		44,970		11,232
Monetary (gain) loss, net		-		2,718		679
Provision for inventory losses		(454)		44,220		11,044
Provision for expected losses, Other non-current assets (note 20 (c))		-		18,152		4,534
Other		179		3		1
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash		6,994		1,272		318
Trade accounts receivable		112,512		(13,053)		(3,260)
Inventories		(93,120)		48,482		12,109
Recoverable taxes		(49,838)		14,969		3,739
Judicial deposits		(30,706)		(8,165)		(2,039)
Other assets		2,319		(2,736)		(683)
Increase (decrease) in:
Derivative financial instruments		(186)		-		-
Trade accounts payable		(34,078)		(67,927)		(16,965)
Reverse factoring		11,489		(70,629)		(17,640)
Taxes and contributions payable		(719)		6,652		1,661
Deferred revenue		(2,493)		(2,192)		(547)
Accrued expenses		(30,135)		(11,857)		(2,961)
Share-based payment		(2,058)		(708)		(177)
Other liabilities		1,033		1,889		472
Net cash used in continung operating activities		(96,294)		(158,804)		(39,658)

Cash flows from continuing investing activities:
Purchase of property and equipment		(5,804)		(24,794)		(6,192)
Purchase of intangible assets		(37,293)		(55,873)		(13,955)
Interest received on installment sales		1,075		1,161		290
Restricted cash		7,392		(287)		(72)
Net cash used in continuing investing activities		(34,630)		(79,793)		(19,929)

Cash flows from continuing financing activities:
Proceeds from debt		108,317		-		-
Payments of debt		(117,682)		(57,040)		(14,246)
Payments of interest		(81,780)		(43,419)		(10,844)
Proceeds from issuance of common shares		423,388		-		-
Net cash provided by (used in) continuing financing activities		332,243		(100,459)		(25,090)

Net cash provided by discontinued operations (note 26)		3,171		1,306		326

Effect of exchange rate changes on cash and cash equivalents		(5,229)		(7,643)		(1,914)

Change in cash and cash equivalents		199,261		(345,393)		(86,265)

Cash and cash equivalents, beginning of period from continuing operations		111,304		395,962		98,895
Cash and cash equivalents, end of period from continuing operations		310,565		50,569		12,630
	R$	199,261	R$	(345,393)	US$	(86,265)
Supplemental disclosure
Non-cash investing and financing activities:
Acquisition of property and equipment and intangible assets (Note 17)	R$	4,120	R$	2,734	US$	683
Adjustment on initial application of IFRS 15 and IFRS 9		-		1,854		463
Deferred offering costs reclassified to equity		6,808		-		-
Convertible notes converted to common shares		94,151		-		-
Reclassification of share-based payment from Cash-settled arrangement to Equity-settled
arrangement		13,706		-		-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the nine months ended in September 30, 2017 and 2018
(Reais and Dollars in thousand)

	Equity Attributable to owners of the Parent
		Share Capital		Additional Paid-in Capital		Treasury Shares		Accumulated Losses		Foreign Currency Translation		Gain (Loss) on Hedge Accounting		Total		Non-controlling Interest		Total Equity
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL
Balance, January 1, 2018	R$	244	R$	1,345,507	R$	(1,533)	R$	(847,125)	R$	(13,664)	R$	-	R$	483,429	R$	(80)	R$	483,349

Adjustment on initial adoption of IFRS 15 (see note 2.5)		-		-		-		(1,153)		-		-		(1,153)		-		(1,153)
Adjustment on initial adoption of IFRS 9 (see note 2.5)		-		-		-		(701)		-		-		(701)		-		(701)
Adjustment on initial adoption of IAS29 (see note 25)		-		-		-		2,260		-		-		2,260		42		2,302

Adjusted balance, January 1, 2018		244		1,345,507		(1,533)		(846,719)		(13,664)		-		483,835		(38)		483,797

Comprehensive Income (Loss)
Net loss		-		-		-		(60,219)		-		-		(60,219)		(118)		(60,337)
Other comprehensive income (loss)		-		-		-		-		(435)		-		(435)		(14)		(449)
Total comprehensive income (loss)		-		-		-		(60,219)		(435)		-		(60,654)		(132)		(60,786)

Share-based payments		-		2,181		-		-		-		-		2,181		-		2,181

Balance, March 31, 2018	R$	244	R$	1,347,688	R$	(1,533)	R$	(906,938)	R$	(14,099) R$		-	R$	425,362	R$	(170)	R$	425,192

Comprehensive Income (Loss)
Net loss		-		-		-		(37,997)		-		-		(37,997)		(113)		(38,110)
Adjustment on initial adoption of IAS29 (see note 25)		-		-		-		(2,395)						(2,395)		(40)		(2,435)
Other comprehensive income (loss)		-		-		-		-		(855)		-		(855)		118		(737)
Total comprehensive income (loss)		-		-		-		(40,392)		(855)		-		(41,247)		(35)		(41,282)

Share-based payments		-		513		-		-		-		-		513		-		513

Balance, June 30, 2018	R$	244	R$	1,348,201	R$	(1,533)	R$	(947,330)	R$	(14,954)	R$	-	R$	384,628	R$	(205)	R$	384,423

Comprehensive Income (Loss)
Net loss		-		-		-		(140,435)		-		-		(140,435)		(134)		(140,569)
Other comprehensive income (loss)		-		-		-		-		3,061		-		3,061		239		3,300
Total comprehensive income (loss)		-		-		-		(140,435)		3,061		-		(137,374)		105		(137,269)

Share-based payments		-		(1,081)		-		-		-		-		(1,081)		-		(1,081)

Balance, September 30, 2018	R$	244	R$	1,347,120	R$	(1,533)	R$	(1,087,765)	R$	(11,893)	R$	-	R$	246,173	R$	(100)	R$	246,073

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity
For the nine months ended in September 30, 2017 and 2018
(Reais and Dollars in thousand)

	Equity Attributable to owners of the Parent
		Share		Additional Paid-in		Treasury		Accumulated		Foreign Currency		Gain (Loss) on Hedge				Non-controlling
		Capital		Capital		Shares		Losses		Translation		Accounting		Total		Interest		Total Equity
		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL		BRL
Balance, January 1, 2017	R$	141	R$	821,988	R$	(1,533)	R$	(677,379) R$		(19,032)	R$	(545)	R$	123,640	R$	385	R$	124,025

Comprehensive Income (Loss)
Net loss		-		-		-		(37,508)		-		-		(37,508)		(209)		(37,717)
Other comprehensive income (loss)		-		-		-		-		(1,642)		98		(1,544)		(46)		(1,590)
Total comprehensive income (loss)		-		-		-		(37,508)		(1,642)		98		(39,052)		(255)		(39,307)

Share-based payments		-		-		-		-		-		-		-		-		-

Balance, March 31, 2017	R$	141	R$	821,988	R$	(1,533)	R$	(714,887)	R$	(20,674)	R$	(447)	R$	84,588	R$	130	R$	84,718

Comprehensive Income (Loss)
Net loss		-		-		-		(34,991)		-		-		(34,991)		(166)		(35,157)
Other comprehensive income (loss)		-		-		-		-		9,198		447		9,645		78		9,723
Total comprehensive income (loss)		-		-		-		(34,991)		9,198		447		(25,346)		(88)		(25,434)

Issuance of common shares in initial public offering,
net of offering costs		84		417,140		-		-		-		-		417,224		-		417,224
Conversion of convertible notes to common shares		19		94,132		-		-		-		-		94,151		-		94,151
Share-based payments		-		15,089		-		-		-		-		15,089		-		15,089

Balance, June 30, 2017	R$	244	R$	1,348,349	R$	(1,533)	R$	(749,878)	R$	(11,476)	R$	-	R$	585,706	R$	42	R$	585,748

Comprehensive Income (Loss)
Net loss		-		-		-		(47,640)		-		-		(47,640)		(113)		(47,753)
Other comprehensive income (loss)		-		-		-		-		(3,910)		-		(3,910)		56		(3,854)
Total comprehensive income (loss)		-		-		-		(47,640)		(3,910)		-		(51,550)		(57)		(51,607)

Issuance of common shares in initial public offering,
net of offering costs		-		(1,244)		-		-		-		-		(1,244)		-		(1,244)
Share-based payments		-		161		-		-		-		-		161		-		161

Balance, September 30, 2017	R$	244	R$	1,347,266	R$	(1,533)	R$	(797,518)	R$	(15,386)	R$	-	R$	533,073	R$	(15)	R$	533,058

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

1.              Organization and background

1.1      Nature of Operations

Netshoes (Cayman) Limited (“NSC” or the “Parent") was incorporated in the Cayman Islands on April 12, 2011. NSC is a holding company and conducts its business primarily through its subsidiaries (together with NSC, the “Company”, “we” or “us”). The Company’s registered office is at Willow House, Cricket Square, George Town, KY 1-1104, Cayman Islands. Major shareholders of the Company include Tiger Global Private Investment Partners V, L.P. (“Tiger Global V”), Tiger Global Private Investment Partners VI, L.P. (“Tiger Global VI”), CDK Net Fund IC and HCFT Holdings.

The Company is a leading sports and lifestyle ecommerce destination in Latin America with operations in Brazil, Argentina and Mexico (the latter presented as discontinued operations following the announcement of sale of the Mexican operations, as disclosed in note 26). The Company’s core business is to offer to its customers a reliable and convenient online shopping experience with a wide selection of products including athletic shoes, jerseys, apparel, accessories and sporting equipment from leading international, local and private brands as well as fashion. The Company conducts its business mainly through its ecommerce websites (www.netshoes.com, www.zattini.com and www.shoestock.com).

The Company’s shares are offered, sold and registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-216727), which was declared effective by the Securities and Exchange Commission on April 12, 2017. The common stock began trading on the New York Stock Exchange on April 12, 2017 under the symbol "NETS" and its Initial Public Offering (IPO) was completed on April 18, 2017.

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. In October 11, 2018 the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation (see note 26).

1.2      Split of shares

The Board of Directors approved a 1.0 for 3.0 share split of the Company's outstanding common shares. The share split became effective on April 18, 2017. The Company has retrospectively adjusted loss per share data considering the split of shares (see note 5).

2.              Summary of Significant Accounting Policies

2.1.          Statement of Compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” and should be read in conjunction with the Company’s last annual consolidated financial statements as at and for the year ended December 31, 2017 (“last annual financial statements”). These interim financial statements, which are unaudited, do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

These condensed consolidated financial statements as of and for the nine-month period ended September 30, 2018 were authorized for issuance by the Board of Directors on November 07, 2018.

2.2.          Basis of Presentation

The functional currency of the Company is US$ and the reporting currency is Brazilian Real (“R$”) as this currency better reflects the underlying operations of the consolidated entities. The Company’s subsidiaries with operations in Brazil, Argentina and Mexico (the latter presented as discontinued operations, as described in note 26) use their respective currencies as their functional currencies.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

Due to the significant inflation in Argentina over the past few years including the first nine months of 2018, the three-year cumulative inflation rate in Argentina has exceeded 100% based on data from the national wholesale price index and various available inflation indices in May 2018. As such, Argentina was considered as hyperinflationary economy effective July 1, 2018 and beginning in the third quarter of 2018 the Company is required to apply inflation accounting in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. Thus, its statement of financial position and statement of profit or loss are restated for the changes in the general purchasing power of the local currency, using official indices at the reporting date, before translation into Brazilian Real (“R$”) and, as a result, are stated in terms of the measuring unit current at the reporting date. The details of recognition of the effects of inflation in Argentina operations are disclosed in note 25.

Translations of balances in the condensed consolidated statement of financial positions, condensed consolidated statement of profit or loss, condensed consolidated statement of comprehensive income (loss) and condensed consolidated statement of cash flows from R$ into US$ are solely for the convenience of the readers and have been calculated at the rate of US$1.00 = R$ 4.0039, representing the exchange rate set forth by the Banco Central do Brasil (Central Bank of Brazil) on September 30, 2018. No representation is made that the R$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2018, or at any other rate. All values have been rounded to the nearest thousands of R$ and US$, except where noted.

This interim information was prepared pursuant to the accounting principles, practices and criteria consistent with those adopted in financial statements for the year ended December 31, 2017 and must be analyzed jointly with the referred to financial statements, except for the comparative information for the nine and three month period ended September 30, 2017 which restated for the purposes of applying IFRS 5 "Non-current assets held for sale and discontinued operations" after approval by the Board of Directors of the sale of its operation in Mexico on August 6, 2018, as presented in note 26 and also for the application of IAS 29 in the Argentinean subsidiary, see note 25 for further information.

The policy for recognizing and measuring income taxes in the interim period is described in note 22.

2.3.          Use of Judgments, Estimates and Assumptions

In preparing these condensed consolidated financial statements in conformity with IFRS, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amount of assets, liabilities, income and expenses. Actual results may differ from those estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2017, except for:

-          Note 20 – Credit risk of Other non-current assets: Uncertainty of possible outcomes

-          Note 25 – Hyperinflation: Determining inflation rate

2.4.          Fair Value Measurements

Several accounting policies and disclosures require fair value measurement, for both financial and non-financial assets and liabilities.

When measuring the fair value of an asset or a liability, the Company uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•         Level 1 — unadjusted quoted prices in active markets for identical assets or liabilities.

•         Level 2 — inputs other than quoted prices included in Level 1 that are observable for the assets or liability, either directly or indirectly

•         Level 3 — inputs for the assets or liability that are not based on observable market data.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Note 20 includes accounting classification and fair value measurement of financial instruments.

2.5.          New Accounting Pronouncements

The Company applied as of January 1, 2018, IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments). As required by IAS 34, the nature and effect of these changes are described below.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers, and SIC-31 Revenue-Barter Transactions Involving Advertising Services and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all the relevant facts and circumstances when applying each step of the model to contracts with their customers.

The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Company adopted IFRS 15 using the cumulative effect method of adoption. Accordingly, the effect of adoption has been recorded as an adjustment to equity.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(a)     Revenue from product sales

The Company’s contracts with customers for products sales generally includes a performance obligation. The Company has concluded that revenue from products sales should be recognized at the point in time when control of the asset is transferred to the customer, generally on delivery of the goods. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as sales were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated below.

(i)                   Variable consideration

Some contracts for product sales provide customers with a right of return. Prior to the adoption of IFRS 15, the Company recognized revenue from the sale of goods measured at the fair value of the consideration received or receivable, net of returns. If revenue could not be reliably measured, the Company deferred revenue recognition until the uncertainty was resolved.

Under IFRS 15, rights of return give rise to variable consideration. The variable consideration is estimated at contract inception and constrained until the associated uncertainty is subsequently resolved. The application of the constraint on variable consideration increases the amount of revenue that will be deferred.

Rights of return

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

For contracts that permit the customer to return an item, under IFRS 15 revenue is recognized to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Therefore, the amount of revenue recognized is adjusted for expected returns, which are estimated based on historical data.

The effect of adoption in January 1, 2018 resulted in the recognition of right of return assets (increase in inventories) of R$1,592 and refund liabilities (increase in other liabilities) of R$2,745. The net effect of R$1,153 was recorded in Accumulated losses.

(b)     Freight-related services

The Company’s contracts with customers for freight-related services is recognized once the service is rendered. The shipping fees are linked to the revenue from products sales. Therefore, the adoption of IFRS 15 did not have any impact on the timing of revenue recognition, as services were already recognized upon delivery of the goods to customers. However, the amount of revenue to be recognized was affected by the variable consideration, as stated in topic (a).

(c)     Marketplace platform

The Company’s contracts with customers for Marketplace platform generates revenue in the form of a commission, when the third-party vendors sell the products on the Company’s platform. The Company recognizes revenue from the marketplace platform on a net basis because the Company acts as an agent and does not have primary responsibility for fulfilling the orders, bear inventory risk or have discretion in establishing prices. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues as an agent.

(d)     NCard

The Company generates commission revenue from the customers’ activation of NCards. The revenue is recognized when the NCards are activated by the customers. Therefore, the adoption of IFRS 15 did not have any impact in the Company’s accounting policies, once the Company already recognized these revenues when the customers activate the NCards.

(e)     Presentation and disclosure requirements

As required for the condensed consolidated financial statements, the Company disaggregated revenue recognized from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company also disclosed information about the relationship between the disclosure of disaggregated revenue and revenue information disclosed for each reportable segment. Refer to notes 4 and 6 for the disclosure on disaggregated revenue.

IFRS 9 Financial Instruments

IFRS 9 sets out requirements for recognizing measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has applied IFRS 9 with the initial adoption date of January 1, 2018 and has taken an exemption not to restate comparative information for prior periods with respect to classification and measurement (including impairment) requirements. Differences in the carrying amounts of financial assets and financial liabilities resulting from the adoption of IFRS 9 were recognized in Accumulated losses as at January 1, 2018. Accordingly, the information presented for 2017 does not generally reflect the requirements of IFRS 9 but rather those of IAS 39.

The details of new significant accounting policies and the nature and effect of the changes to previous accounting policies are set out below.

(a)     Classification and measurement of financial assets and liabilities

IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets are managed and their cash flow characteristics.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVOCI) and fair value through profit or loss (FVTPL). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities. Therefore, the adoption of IFRS 9 has not had a significant effect on the Company’s accounting policies related to classification and measurement of financial assets.

The following table compares the measurement and classification under IAS 39 and IFRS 9 for each class of financial assets.

Financial instrument	Classification under IAS 39	Classification under IFRS 9

Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash, current and non-current portion	Loans and receivables	Amortized cost
Trade accounts receivables	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Judicial deposits	Loans and receivables	Amortized cost
Other assets, current and non-current portion	Loans and receivables	Amortized cost

The effect of adopting IFRS 9 on the carrying amounts of financial assets at January 1, 2018 relates solely to the new impairment requirements.

(i)                   Impairment

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (ECL) model. This new model requires the Company to record expected credit losses on trade accounts receivables, either on 12-month or lifetime basis.

The Company has assessed the application of IFRS 9 impairment model requirements and its assessment did not have a material impact on its opening balance at January 1, 2018 (except for trade receivables, described below).

Trade accounts receivables

The estimated ECLs were calculated based on actual credit loss experience over the past two years, with ECL rates calculated separately for B2C (business to consumer) and B2B (business to business) trade accounts receivable. The Company already considered the exposure to credit risk over the impairment recognized under IAS 39.

Factors considered were:

•         Significant financial difficulty of the customer;

•         Payment default;

•         Exposure to expected losses;

•         High probability of customer bankruptcy;

•         Breach of contract, such as default or delinquency in interest or principal; and

•         Adverse change in a factor (for example, unemployment rates, external credit ratings).

Exposures within each group are based on credit risk characteristics and aging status.

The application of IFRS 9’s impairment requirements at January 1, 2018 resulted in an additional allowance for doubtful accounts as follows.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		As at January 1, 2018
		Allowance for doubtful accounts (as previously disclosed)		Restated allowance for expected losses

Not past due	R$	(8,199)	R$	(11,222)
Past due 1-30 days		(2,134)		(2,134)
Past due 31-90 days		(3,686)		(3,686)
Past due 91-120 days		(1,845)		(1,845)
Past due 120-180 days		(3,108)		(3,108)
Past due over 180 days		(1,899)		(1,899)
Total	R$	(20,871)	R$	(23,894)

Note 10 includes a table to summarize the effect of adoption of IFRS 9 on new allowance for doubtful accounts.

(b)     Hedge accounting

The Company´s assessment did not indicate any impact on the application of IFRS 9 for hedge accounting, because no hedge transactions existed as of December 31, 2017 and no hedge transactions were entered into in the nine months ended September 30, 2018.

Other Clarifications, amendments and interpretations

Several other amendments and interpretations apply for the first time in 2018, but do not have an impact on the condensed consolidated financial statements of the Company. Also, the Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective, including the IFRS 16 – Leases, which the Company is currently evaluating the effect of adopting the standard and the impact it may have on its consolidated financial statements.

2.6.     Discontinued operations and non-current assets held for sale

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The criteria for recognition as non-current assets held for sale are only considered satisfied when the sale is highly probable and the asset (or disposal group of assets) is available for immediate sale in its present condition. The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognizedin the statement of Profit or Loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The assets and liabilities of a disposal group classified as held for sale are presented separately in the statement of financial position.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The classification as a discontinued operation occurs through disposal, or when the operation meets the criteria to be classified as held for sale if this occurs earlier. A discontinued operation is a component of a Company business comprising cash flows and operations that may be clearly distinct from the rest of the Company and that represents an important separate line of business or geographical area of operations.

The result of discontinued operations is presented in a single amount in the statement of profit or loss, including the results after income tax of these operations less any impairment loss. Cash flows attributable to operating, investing and financing activities of discontinued operations are described in a separate note (note 26).

When an operation is classified as a discontinued operation, the statement of profit or loss and the cash flow of the prior periods are re-presented as if the operation had been discontinued since the beginning of the comparative period.

3.              Seasonality

Like most retail businesses, the Company experiences seasonal fluctuations in its net sales and operating results. Historically, the Company has generated higher net sales in the fourth quarter, which includes Black November period (commercial holiday introduced in 2010 by Brazilian e-commerce websites which is a month-long equivalent to the Black Friday in the United States) and the Christmas season in Brazil, Argentina and Mexico (the latter presented as discontinued operations, as described in note 26) while the first quarter of the year is our slowest period, as the months of January and February correspond to vacation time in Brazil and Argentina.

The amount of cash flows and working capital we require to support our operations fluctuate throughout the year, primarily driven by the seasonality of our business. Typically, we have higher generation of cash flows during the fourth quarter, given the increase in the volume of sales we generally experience in this period, which includes the Black November period and the holiday season. Conversely, our cash flow requirements increase during the first quarter of the year as a result of (1) the maturity of the payment terms with our suppliers for inventory acquired in advance of our peak selling season and (2) a decrease in sales volumes that typically follows such season.

4.              Segment Information

The Company uses the “management approach” to determine its reportable segments. The management approach identifies operating segments based on how the entity is organized and based on how financial information is presented to the chief operating decision maker (“CODM”). The Company concluded that the CODM is the Chief Executive Officer.

The Company is organized around geographical divisions and discloses the following reportable segments: Brazil and International.

•        Brazil: consists of retail sales of consumer products from all of our verticals (which includes sales of sporting goods and related garments as well as fashion and more recently, beauty goods) carried out through our sites Netshoes.com.br, Zattini.com.br and Shoestock.com.br and third-party sites that we manage as well as our business to business offline operation.

•        International: consists of retail sales of consumer products (mainly sporting goods and related garments) from our site Netshoes.com.ar in Argentina.

As explained in note 26, the Mexico operation was discontinued during the third quarter of 2018, and consequently it is presented as discontinued operations.

The items not allocated directly to the reportable segments are disclosed as corporate and others. Corporate and others comprises operating expenses, financial income and financial expenses recorded in Netshoes (Cayman) Limited and Netshoes Holding, LLC.

The CODM receives individual financial information based on the nature of revenues and expenses incurred. There is no regular reporting of individual financial information for products, services, or major customers, and therefore the Company concluded that Brazil and International were each independent reportable segments.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

No information on segment assets or liabilities is relevant for decision-making. There are no inter segment transactions in the internal reporting structure.

The Company evaluates the performance of its reportable segments using “segment net income (loss)”. A reconciliation of reportable segments is as follows:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		Brazil						International						Corporate and others						Total
		Nine months ended in September 30,						Nine months ended in September 30,						Nine months ended in September 30,						Nine months ended in September 30,
		2017		2018		2018		2017		2018		2018		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	1,160,016	R$	1,144,073	US$	285,740	R$	102,883	R$	97,295	US$	24,300	R$	-	R$	-	US$	-	R$	1,262,899	R$	1,241,368	US$	310,040
Cost of sales		(762,096)		(874,586)		(218,434)		(81,717)		(81,007)		(20,232)		-		-		-		(843,813)		(955,593)		(238,666)
Segment gross profit		397,920		269,487		67,306		21,166		16,288		4,068		-		-		-		419,086		285,775		71,374

Salaries and employees' benefits		(118,597)		(137,780)		(34,411)		(15,075)		(14,284)		(3,568)		(921)		(1,129)		(282)		(134,593)		(153,193)		(38,261)
Marketing expenses		(121,183)		(127,981)		(31,964)		(13,124)		(12,243)		(3,058)		(574)		(689)		(172)		(134,881)		(140,913)		(35,194)
Operating lease		(18,841)		(19,506)		(4,872)		(1,555)		(1,614)		(403)		-		-		-		(20,396)		(21,120)		(5,275)
Credit card fees		(20,967)		(21,149)		(5,282)		(3,675)		(3,168)		(791)		-		-		-		(24,642)		(24,317)		(6,073)
Information technology services		(23,248)		(18,104)		(4,522)		(550)		(501)		(125)		(4,807)		(2,511)		(627)		(28,605)		(21,116)		(5,274)
Amortization and depreciation		(19,946)		(29,676)		(7,411)		(497)		(763)		(191)		(2,281)		(15,194)		(3,795)		(22,724)		(45,633)		(11,397)
Consulting		(7,329)		(7,406)		(1,850)		(531)		(465)		(116)		(1,653)		(4,516)		(1,128)		(9,513)		(12,387)		(3,094)
Allowance for doubtful accounts		(21,642)		(7,350)		(1,836)		-		-		-		-		-		-		(21,642)		(7,350)		(1,836)
Sales commissions and royalties		(9,888)		(11,724)		(2,928)		(681)		(804)		(201)		-		-		-		(10,569)		(12,528)		(3,129)
Facilities expenses		(10,558)		(9,859)		(2,462)		(941)		(846)		(211)		(544)		-		-		(12,043)		(10,705)		(2,673)
Other selling, general and administrative expenses		(28,457)		(13,295)		(3,321)		(2,663)		(2,739)		(684)		(90)		(1,142)		(285)		(31,210)		(17,176)		(4,290)
Other operating (expense) income, net		(3,113)		(5,901)		(1,474)		(25)		(8)		(2)		(56)		(7)		(2)		(3,194)		(5,916)		(1,478)
Total operating expenses		(403,769)		(409,731)		(102,333)		(39,317)		(37,435)		(9,350)		(10,926)		(25,188)		(6,291)		(454,012)		(472,354)		(117,974)

Financial income		22,459		13,512		3,376		366		358		89		803		60		15		23,628		13,930		3,480
Financial expenses		(88,454)		(54,972)		(13,730)		(6,971)		(8,625)		(2,154)		(2,090)		(136)		(34)		(97,515)		(63,733)		(15,918)
Monetary position gain (loss), net		-		-		-		-		6,120		1,529		-		-		-		-		6,120		1,529
Loss before income tax		(71,844)		(181,704)		(45,381)		(24,756)		(23,294)		(5,818)		(12,213)		(25,264)		(6,310)		(108,813)		(230,262)		(57,509)

Income tax expense		-		-		-		-		(858)		(214)		-		-		-		-		(858)		(214)
Net loss	R$	(71,844)	R$	(181,704)	US$	(45,381)	R$	(24,756)	R$	(24,152)	US$	(6,032)	R$	(12,213)	R$	(25,264)	US$	(6,310)	R$	(108,813)	R$	(231,120)	US$	(57,723)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		Brazil						International						Corporate and others						Total
		Three months ended in September 30,						Three months ended in September 30,						Three months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD		BRL		BRL		USD
Net Sales	R$	396,981	R$	383,272	US$	95,725	R$	34,441	R$	34,537	US$	8,626	R$	-	R$	-	US$	-	R$	431,422	R$	417,809	US$	104,351
Cost of sales		(263,650)		(351,779)		(87,859)		(26,745)		(29,249)		(7,305)		-		-		-		(290,395)		(381,028)		(95,164)
Segment gross profit		133,331		31,493		7,866		7,696		5,288		1,321		-		-		-		141,027		36,781		9,187

Salaries and employees' benefits		(43,547)		(45,833)		(11,447)		(4,864)		(5,130)		(1,281)		(236)		(440)		(110)		(48,647)		(51,403)		(12,838)
Marketing expenses		(44,659)		(45,542)		(11,374)		(3,839)		(3,997)		(998)		(417)		(202)		(50)		(48,915)		(49,741)		(12,422)
Operating lease		(6,407)		(5,972)		(1,492)		(507)		(542)		(135)		-		-		-		(6,914)		(6,514)		(1,627)
Credit card fees		(7,223)		(7,486)		(1,870)		(1,197)		(1,104)		(276)		-		-		-		(8,420)		(8,590)		(2,146)
Information technology services		(6,667)		(4,728)		(1,181)		(166)		(176)		(44)		(2,287)		(775)		(194)		(9,120)		(5,679)		(1,419)
Amortization and depreciation		(6,255)		(10,650)		(2,660)		(145)		(379)		(95)		(820)		(611)		(153)		(7,220)		(11,640)		(2,908)
Consulting		(2,474)		(3,076)		(768)		(150)		(158)		(39)		(359)		(3,088)		(771)		(2,983)		(6,322)		(1,578)
Allowance for doubtful accounts		(15,380)		(3,652)		(912)		-		-		-		-		-		-		(15,380)		(3,652)		(912)
Sales commissions and royalties		(4,107)		(3,662)		(915)		(264)		(149)		(37)		-		-		-		(4,371)		(3,811)		(952)
Facilities expenses		(3,282)		(2,804)		(700)		(294)		(270)		(67)		(267)		-		-		(3,843)		(3,074)		(767)
Other selling, general and administrative expenses		(8,278)		(5,216)		(1,301)		(920)		(967)		(242)		(90)		(464)		(116)		(9,288)		(6,647)		(1,659)
Other operating (expense) income, net		(1,055)		(3,827)		(954)		(15)		(7)		(2)		(6)		-		-		(1,076)		(3,834)		(956)
Total operating expenses		(149,334)		(142,448)		(35,574)		(12,361)		(12,879)		(3,216)		(4,482)		(5,580)		(1,394)		(166,177)		(160,907)		(40,184)

Financial income		8,691		6,775		1,692		102		197		49		15		-		-		8,808		6,972		1,741
Financial expenses		(24,954)		(18,766)		(4,687)		(2,178)		(3,233)		(807)		(20)		(123)		(31)		(27,152)		(22,122)		(5,525)
Monetary position gain (loss), net		-		-		-		-		3,364		840		-		-		-		-		3,364		840
Loss before income tax		(32,266)		(122,946)		(30,703)		(6,741)		(7,263)		(1,813)		(4,487)		(5,703)		(1,425)		(43,494)		(135,912)		(33,941)

Income tax expense		-		-		-		-		(676)		(169)		-		-		-		-		(676)		(169)
Net loss	R$	(32,266)	R$	(122,946)	US$	(30,703)	R$	(6,741)	R$	(7,939)	US$	(1,982)	R$	(4,487)	R$	(5,703)	US$	(1,425)	R$	(43,494)	R$	(136,588)	US$	(34,110)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company has aggregated its products and services into groups of similar products and provided the supplemental disclosure of net sales below. The Company evaluates whether additional disclosure is appropriate when a product or service category begins to approach a significant level of net sales.

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Sports (1)	R$	1,068,353	R$	993,863	US$	248,224	R$	359,175	R$	329,928	US$	82,402
Fashion (1)		172,516		208,562		52,090		62,487		72,467		18,099
Marketplace		22,030		38,943		9,726		9,760		15,414		3,850
Total net sales	R$	1,262,899	R$	1,241,368	US$	310,040	R$	431,422	R$	417,809	US$	104,351

(1) Freight services were allocated to the product revenues that they are related to.

Property and equipment and intangible assets by geography are as follows:

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Property and equipment, net
Brazil	R$	69,350	R$	80,135	US$	20,014
Argentina		2,574		3,067		766
Mexico (*)		1,115		-		-
Total property and equipment, net	R$	73,039	R$	83,202	US$	20,780
Intangible assets, net
Brazil	R$	95,684	R$	127,896	US$	31,943
Argentina		11		34		8
Mexico (*)		41		-		-
Cayman		20,103		11,081		2,768
Total intangible assets, net		115,839		139,011		34,719
Total	R$	188,878	R$	222,213	US$	55,499

(*) Transfered to Non-current assets held for sale (see note 26)

5.              Earnings (Loss) Per Share (“EPS”)

The Company computes basic loss per share by dividing net loss, from continuing operations and from discontinued operations, attributable to the owners of the Parent by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution of share options that could be exercised or converted into common shares, and is computed by dividing net loss, from continuing operations and from discontinued operations, attributable to the owner of the Parent by the weighted average number of common shares outstanding plus the potentially dilutive effect of share options.

Earnings per share data for both periods presented has been calculated giving effect to the stock split of 1.0 for 3.0 which occurred immediately prior to the completion of the Initial Public Offering on April 18, 2017 (see note 1.2).

The following table sets forth the computation of the Company’s basic and diluted loss, from continuing operations and discontinued operations, per share attributable to the owners of the Parent for the nine and three months ended September 30, 2017 and 2018:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD
Numerator
Net loss for the period attributable to the owners of the Parent
from continuing operations	R$	(108,398)	R$	(230,715)	US$	(57,623)	R$	(43,381)	R$	(136,413)	US$	(34,070)
Net loss for the period attributable to the owners of the Parent
from discontinued operations		(11,814)		(10,375)		(2,591)		(4,259)		(3,981)		(994)

Denominator
Weighted average number of outstanding shares of common stock		25,972,020		31,055,588		31,055,588		25,972,020		31,055,588		31,055,588

Loss per share attributable to the owners of the Parent (1)
Basic and diluted	R$	(4.63)	R$	(7.76)	US$	(1.94)	R$	(1.83)	R$	(4.52)	US$	(1.13)
Basic and diluted from continuing operations		(4.18)		(7.43)		(1.86)		(1.67)		(4.39)		(1.10)
Basic and diluted from discontinued operations		(0.45)		(0.33)		(0.08)		(0.16)		(0.13)		(0.03)

(1) When the Company reports net loss, from continuing operations and from discontinued operations, attributable to the owners of the Parent, the diluted loss per common share is equal to the basic losses per common share due to the anti-dilutive effect of the outstanding share options and convertible notes.

6.              Net Sales

Details of net sales for the nine and three months ended September 30, 2017 and 2018 were as follows:

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

Product sales - B2C	R$	1,176,390	R$	1,155,797	US$	288,668	R$	405,455	R$	389,853	US$	97,368
Product sales - B2B		26,740		7,837		1,957		1,780		471		118
Other revenues - Freight related services		37,728		37,155		9,280		14,416		11,556		2,886
Other revenues - Marketplace		22,030		38,943		9,726		9,760		15,414		3,850
Other revenues - Ncard		11		1,636		409		11		515		129
Total net sales	R$	1,262,899	R$	1,241,368	US$	310,040	R$	431,422	R$	417,809	US$	104,351

The Company has established distribution centers in the Brazilian states of Pernambuco and Minas Gerais, where it has been granted tax incentives by local government which reduce the amount of sales taxes paid.

As a result of such tax incentives, sales to purchasers outside of the State of Pernambuco originated from our distribution center located in the city of Recife (State of Pernambuco, Brazil), enjoyed Pernambuco State ICMS tax rates of a range from 0.5% to 1.0% during the nine and three months ended September 30, 2017 and 2018, depending on the type of product offered. Also, sales to purchasers outside of the State of Minas Gerais originated from our distribution center located in the city of Extrema (State of Minas Gerais, Brazil) enjoyed a Minas Gerais State ICMS tax rate of 1.0% during the nine and three months ended September 30, 2017 and 2018.

The incentive also determines that the Company is not allowed to take any credit for taxes paid on the purchase of products subsequently sold outside of those states such that these amounts become non-recoverable taxes and increase the Cost of Sales. Note 8 (a) of these financial statements presents the impact on cost of sales.

For the nine and three months ended September 30, 2017 and 2018, the total amounts of tax incentives recorded in net sales are as follows:

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

State of Pernambuco	R$	46,804	R$	32,650	US$	8,155	R$	14,544	R$	10,643	US$	2,658
State of Minas Gerais		100,998		90,742		22,663		36,940		28,627		7,150
Total tax incentives - Net sale	R$	147,802	R$	123,392	US$	30,818	R$	51,484	R$	39,270	US$	9,808

7.              Deferred Revenue

Deferred revenue from exclusive use of the Company’s customer database is recognized as Other operating (expense) income, net in the consolidated statements of profit or loss using the straight-line method, over the period of the contract (10 years).  In the nine months ended September 30, 2017 and 2018 the amount of R$1,125 and R$1,125

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

(US$281), respectively, and in the three months ended September 30, 2017 and 2018 the amount of R$375 and R$375 (US$94), respectively, were recorded in Other operating income.

Deferred revenue from credit card activation is recognized as Other revenues – NCard within Net sales (see note 6), in the consolidated statements of profit or loss, when the credit cards are activated with the bank by the Company’s customers.

8.              Expenses

(a)     Costs of Sales

The following is the breakdown of cost of sales for the nine and three months ended September 30, 2017 and 2018, respectively:

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

Cost of product sales	R$	736,791	R$	830,813	US$	207,501	R$	251,815	R$	326,695	US$	81,594
Shipping costs		101,415		104,289		26,047		34,871		36,051		9,004
Others		5,607		20,491		5,118		3,709		18,282		4,566
Total cost of sales	R$	843,813	R$	955,593	US$	238,666	R$	290,395	R$	381,028	US$	95,164

Cost of product sales include the non-recoverable ICMS taxes resulting from the tax incentives disclosed in note 6 granted by the States of Minas Gerais and Pernambuco. For the nine and three months ended September 30, 2017 and 2018, the total amounts of non-recoverable ICMS are as follows:

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

State of Pernambuco	R$	17,584	R$	17,112	US$	4,274	R$	6,959	R$	8,092	US$	2,021
State of Minas Gerais		53,593		52,955		13,226		21,038		16,321		4,076
Non-recoverable ICMS	R$	71,177	R$	70,067	US$	17,500	R$	27,997	R$	24,413	US$	6,097

The impact of tax incentives net of non-recoverable ICMS for the nine months ended September 30, 2017 and 2018 is R$76,625 and R$53,325 (US$13,318), respectively, and for the three months ended September 30, 2017 and 2018 is R$23,489 and R$14,857 (US$3,711), respectively.

During the first quarter of 2017, the Company reviewed and changed ICMS tax positions taken on past transactions and recorded ICMS tax credits amounting to R$10,118 (US$2,527), as a reduction of the cost of product sales.

(b)     Selling and Marketing Expenses

The following is the breakdown of selling and marketing expenses for the nine and three months ended September 30, 2017 and 2018, respectively:

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

Salaries and employees' benefits	R$	100,902	R$	102,249	US$	25,537	R$	34,212	R$	33,374	US$	8,335
Marketing expenses		134,881		140,913		35,194		48,916		49,741		12,422
Operating lease		14,202		14,666		3,663		4,852		4,425		1,105
Credit card fees		24,642		24,317		6,073		8,419		8,590		2,145
Information technology services		1,031		827		207		316		235		59
Amortization and depreciation		3,118		5,244		1,310		1,131		1,791		448
Consulting		698		355		89		147		206		51
Allowance for doubtful accounts		21,643		7,350		1,836		15,381		3,652		912
Sales commissions and royalties		10,569		12,528		3,129		4,370		3,811		952
Facilities expenses		9,363		8,246		2,059		2,887		2,392		597
Others		23,323		11,224		2,803		7,948		3,772		944
Total selling and marketing expenses	R$	344,372	R$	327,919	US$	81,900	R$	128,579	R$	111,989	US$	27,970

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

(c)     General and Administrative Expenses

The following is the breakdown of general and administrative expenses for the nine and three months ended September 30, 2017 and 2018, respectively:

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

Salaries and employees' benefits	R$	33,691	R$	50,944	US$	12,724	R$	14,437	R$	18,029	US$	4,503
Operating lease		6,194		6,454		1,612		2,063		2,089		522
Information technology services		27,573		20,289		5,067		8,805		5,444		1,360
Amortization and depreciation		19,606		40,389		10,087		6,089		9,849		2,460
Consulting		8,815		12,032		3,005		2,837		6,116		1,528
Facilities expenses		2,680		2,459		614		956		682		170
Others		7,888		5,953		1,487		1,311		2,875		715
Total general and administrative expenses	R$	106,447	R$	138,520	US$	34,596	R$	36,521	R$	45,084	US$	11,258

(d)     Financial Income (Expenses)

The following is the breakdown of financial income and expenses of the Company for the nine and three months ended September 30, 2017 and 2018, respectively:

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

Interest income	R$	20,381	R$	7,303	US$	1,824	R$	7,095	R$	2,222	US$	555
Foreign exchange gain		1,217		5,300		1,324		834		4,701		1,174
Imputed interest on installment sales		1,258		1,278		319		878		47		12
Derivative financial instruments gain		764		-		-		-		-		-
Other		8		49		13		1		2		-
Total financial income	R$	23,628	R$	13,930	US$	3,480	R$	8,808	R$	6,972	US$	1,741

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		2018
		BRL		BRL		USD		BRL		BRL		USD

Interest expense	R$	50,829	R$	24,542	US$	6,130	R$	13,873	R$	8,333	US	2,081
Imputed interest on credit purchases		36,231		20,519		5,125		10,592		5,140		1,284
Bank charges		4,828		3,346		836		794		1,042		260
Foreign exchange loss		749		8,926		2,229		(1,072)		4,362		1,089
Debt issuance costs		4,139		1,863		465		2,677		741		185
Other		739		4,537		1,133		289		2,504		626
Total financial expense	R$	97,515	R$	63,733	US$	15,918	R$	27,153	R$	22,122	US$	5,525

9.              Cash and Cash Equivalents

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Cash and bank balances	R$	17,801	R$	6,975	US$	1,742
Cash equivalents		378,161		43,594		10,888
Total cash and cash equivalents	R$	395,962	R$	50,569	US$	12,630

Cash equivalents are investments in Bank Deposit Certificates (“CDB”) and investment funds, issued by Brazilian financial institutions, with original maturities of 90 days or less that accrue at an average interest rate of 86.71% of CDI (Interbank Deposit Certificate rate).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

10.           Trade Accounts Receivable, Net

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Trade accounts receivables	R$	134,039	R$	131,855	US$	32,931
Allowance for doubtful accounts		(20,871)		(17,494)		(4,369)
Total trade accounts receivables, net	R$	113,168	R$	114,361	US$	28,562

The changes in the allowance for doubtful accounts receivable for the nine months period ended September 30, 2017 and 2018 are as follows:

		September 30, 2018
		2017		2018		2018
		BRL		BRL		USD
Balance at January 1	R$	(1,722)	R$	(20,871)	US$	(5,213)
Additions		(21,643)		(7,505)		(1,874)
Adjustment from adoption of IFRS 9 (a)		-		(2,322)		(580)
Adjustment from adoption of IFRS 9 (b)		-		(701)		(175)
Transfered to Non-current assets held for sale		-		155		39
Write-offs		7		13,750		3,434
Balance at September 30	R$	(23,358)	R$	(17,494)	US$	(4,369)

a)       Impact of adopting IFRS9 on opening balance, related to reclassification from accounts receivables (“gross”) to allowance for doubtful accounts at January 1, 2018 as disclosed in Note 2.5.

b)       Impact of adopting IFRS9 on opening balance, recognized in Accumulated losses as at January 1, 2018 as disclosed in Note 2.5.

Information about the Company’s exposure to credit and other market risks is included in Note 20.

11.           Inventories, Net

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Finished goods for resale	R$	466,486	R$	383,232	US$	95,715
Right to recover returned goods		-		1,643		410
Allowance for slow moving and others		(9,854)		(53,199)		(13,287)
Total inventories, net	R$	456,632	R$	331,676	US$	82,838

Due to obsolescence, damaged and slow-moving items, the Company recognized losses on the related inventories to their net realizable value, which resulted in (reversal)/loss of R$454 and a R$44,220 (US$11,044) for the nine months ended September 30, 2017 and 2018, respectively, and (reversal)/loss of R$876 and a loss of R$35,790 (US$8,939) for the three months ended September 30, 2017 and 2018, respectively.

During the third quarter of 2018, the Company terminated a commercial relationship with the supplier of B2B operation. As consequence the Company adjusted margins of nutrition supplements products, in order to accelerate sales through its B2C channel. The Company recognized additional allowances for net realizable value of R$44,367 (USD11,080) and a write-off of R$14,914 (USD3,725), which reduces its inventories acquired from that former supplier to a net realizable value of R$ 33,154 (USD8,280) at September 30, 2018.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

12.           Recoverable Taxes

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
VAT Taxes Brazil (ICMS)	R$	107,965	R$	103,761	US$	25,915
VAT Taxes International		16,261		5,711		1,426
Taxes other than income tax (PIS and COFINS)		14,829		5,259		1,313
Withholding income taxes		4,467		5,013		1,252
Others		7,290		3,276		819
Total recoverable taxes	R$	150,812	R$	123,020	US$	30,725
Current		80,047		84,423		21,085
Non-Current		70,765		38,597		9,640

13.           Property and Equipment, Net

The gross amount of property and equipment was R$122,382 at December 31, 2017 and increased to R$140,722 (US$35,146) at September 30, 2018. During the nine months ended September 30, 2017 and 2018, the Company acquired property and equipment with a cost of R$9,085 and R$26,400 (US$6,594), respectively. During the nine months ended September 30, 2017 and 2018, the Company disposed of property and equipment with a carrying amount of R$192 and R$319 (US$80), respectively.

During the three months ended September 30, 2017 and 2018 a loss (income) on disposal of R$(2) and R$0 has occurred, respectively, and during the nine months ended September 30, 2017 and 2018 R$168 and R$307 (US$77), respectively, which was included in Other operating expense in the condensed consolidated statements of profit or loss.

14.           Intangible assets, Net

The gross amount of intangible assets was R$188,254 at December 31, 2017 and increased to R$231,203 (US$57,744) at September 30, 2018. During the nine months ended September 30, 2017 and 2018, the Company acquired and developed intangible assets with a cost of R$34,157 and R$57,140 (US$14,271), respectively. The increase is primarily in connection with software acquired and software in development related to website platform and license software.

15.           Trade Accounts Payable

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Trade accounts payable - domestic	R$	339,634	R$	258,041	US$	64,447
Trade accounts payable - foreign		26,201		14,578		3,641
Total trade accounts payable	R$	365,835	R$	272,619	US$	68,088

Information about the Company’s exposure to currency and liquidity risks is included in Note 20.

16.           Reverse factoring

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Trade accounts payable	R$	126,755	R$	49,219	US$	12,293
Other liabilities		22,173		29,080		7,263
Total reverse factoring	R$	148,928	R$	78,299	US$	19,556

The Company has entered into supply chain finance transactions with financial institutions in order to allow suppliers to advance receivables related to the Company’s purchases of inventories and services.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

17.           Accrued Expenses

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Selling and marketing services	R$	76,228	R$	63,008	US$	15,737
Provision for sales with a right of return		-		2,428		606
Freight		11,087		6,176		1,542
Gift card		7,191		6,591		1,646
Information technology		3,460		2,944		735
Acquisition of fixed assets and intangible		1,710		2,734		683
Rentals		2,987		2,582		645
Services		4,047		5,677		1,418
Employees benefits		3,566		2,569		642
Other		10,090		1,914		478
Total accrued expenses	R$	120,366	R$	96,623	US$	24,132

18.           Debt

During the nine months ended September 30, 2017 and 2018, the Company repaid (principal, including discontinued operations) R$140,033 and R$98,776 (US$24,670) of secured borrowings, nonconvertible loans and bank loans, respectively. The weighted average interest rate for debt was 11.63 and 9.54% for the nine months ended September 30, 2017 and 2018, respectively.

The secured borrowings and debentures contain certain affirmative financial covenants for which the Company was in compliance as of September 30, 2018.

The carrying value of the Company’s outstanding debt consists of the following:

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Secured borrowings	R$	201,769	R$	164,077	US$	40,980
Nonconvertible notes - Debentures		84,202		64,161		16,024
Total long-term debt		285,971		228,238		57,004
Current portion of long-term debt		106,577		11,955		2,986
Long-term debt, net of current portion	R$	179,394	R$	216,283	US$	54,018

In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco do Brasil S.A. for an aggregate principal amount of R$96.2 million (USD24.03 million). Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from August 2020 to July 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

In July 2018, the subsidiary NS2.Com Internet S.A. renegotiated a secured borrowing facility agreement with Banco Bradesco S.A. for an aggregate principal amount of R$46.1 million (USD11.51 million). Principal and interest on the loan are payable on a monthly basis, and the maturity, after renegotiation, changed from September 2020 to July 2021, with a 12-month grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

In August 2018, the subsidiary NS2.Com Internet S.A. renegotiated nonconvertible notes (Debentures) agreement for an aggregate principal amount of R$66.1 million (USD16.51 million). Principal and interest on the loan are payable on a quarterly basis, and the maturity, after renegotiation, changed from March 2020 to September 2021, grace-period (only principal), and the Company paid a debt renegotiation fee over the renegotiated value.

The fees paid amount to R$1,682 (USD 420) and will be deferred for the remaining term of these contracts.

For the three renegotiations explained above, the Company determined that the terms have not been substantially modified.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

19.            Derivative Financial Instruments

The Company recognized a derivative gain, on derivative instruments not designated as hedge accounting, of R$764 and R$0 (US$0) as financial income for the nine months ended September 30, 2017 and 2018, respectively. During the three months ended September 30, 2017 and 2018, the results of derivative, not designated as hedge accounting is R$0 (US$0).

The objective of these derivatives was to manage foreign exchange risks.

20.           Financial Instruments - Fair Value and Risk Management

(a)     Accounting classifications and fair values

The following table shows the carrying amounts of financial assets and financial liabilities. It does not include fair value information for financial assets and financial liabilities if the carrying amount is a reasonable approximation of fair value.

			As at December 31, 2017
			Carrying amount
					Financial assets	Financial liabilities
					measured at	measured at
Financial assets or liabilities, not measured at fair value	Note		Fair value		amortized cost	amortized cost	Total
			BRL		BRL	BRL	BRL
Cash and cash equivalents	9			-	395,962	-	395,962
Restricted cash, current and non-current portion					34,445	-	34,445
Trade accounts receivables	10			-	113,168	-	113,168
Due from related parties	23			-	12	-	12
Judicial deposits	24			-	106,914	-	106,914
Other assets, current and non-current portion					22,246	-	22,246
Trade accounts payable	15			-	-	(365,835)	(365,835)
Reverse factoring	16			-	-	(148,928)	(148,928)
Long-term debt	18				-	(285,971)	(285,971)
Accrued expenses	17				-	(120,366)	(120,366)
Other current liabilities				-	-	(31,044)	(31,044)
Total		R$		-	672,747	(952,144)	(279,397)

			As at September 30, 2018
			Carrying amount
					Financial assets	Financial liabilities
					measured at	measured at
Financial assets or liabilities, not measured at fair value	Note		Fair value		amortized cost	amortized cost	Total	Total
			BRL		BRL	BRL	BRL	USD
Cash and cash equivalents	9	R$		-	50,569	-	50,569 US$	12,630
Restricted cash, current and non-current portion				-	33,460	-	33,460	8,357
Trade accounts receivables	10			-	114,361	-	114,361	28,562
Due from related parties	23			-	7	-	7	2
Judicial deposits	24			-	115,078	-	115,078	28,741
Other assets, current and non-current portion				-	12,690	-	12,690	3,169
Trade accounts payable	15			-	-	(272,619)	(272,619)	(68,088)
Reverse factoring	16			-	-	(78,299)	(78,299)	(19,556)
Long-term debt	18			-	-	(228,238)	(228,238)	(57,004)
Accrued expenses	17			-	-	(96,623)	(96,623)	(24,132)
Other current liabilities				-	-	(30,560)	(30,560)	(7,632)
Total		R$		-	326,165	(706,339)	(380,174) US$	(94,951)

(b)     Measurement of fair values

The Company’s financial instruments, including cash and cash equivalents, trade accounts receivable, trade accounts payable, reverse factoring, long-term debt and other liabilities, are carried at cost, which approximates fair value due to the short-term maturity of these instruments. The fair value estimate of debentures is based on the current rates offered to the Company for debentures of the same remaining maturities, which is categorized as a Level 2 measurement in the fair value hierarchy. As a substantial portion of the debentures has been contracted at floating rates of interest, which are reset at short intervals, the carrying value of the debentures at December 31, 2017 and September 30, 2018 closely approximated the fair value at December 31, 2017 and September 30, 2018, respectively.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

During the year ended December 31, 2017 and nine month ended September 30, 2018, there were no transfers between Level 1, 2 and 3 of fair value measurements.

(c)     Financial risk management

In the regular course of its business, the Company is exposed to market risks mainly related to the fluctuation of interest rates, exchange rate variation, credit risk on credit sales and liquidity risk.

The Company adopts certain instruments to minimize its exposure to such risks, based on monitoring, under the supervision of the Company´s executive officers, which in turn is under the oversight of the Company´s board of directors.

The Company has exposure to the following risks arising from financial instruments:
• credit risk (see (i)); • liquidity risk (see (ii)); and • market risk (see (iii)).

i.        Credit risk

Credit risk is the Company´s risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This risk principally comes from the outstanding receivables due by customers, derivatives and cash and cash equivalents.

Trade Accounts Receivable

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer.

The Company regularly monitors trade accounts receivable and considers the risk of not collecting from customers as limited because of the intrinsic nature of the payments of credit card operations methods, especially for Business-to-consumer (B2C) sales.

For Business-to-business (B2B) customers, the credit risk exposure and the carrying values reflect management's assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors (e.g. credit rating).

No customer had balances representing more than 10% of the Company´s consolidated trade accounts receivable as of December 31, 2017 and September 30, 2018, respectively.

At December 31, 2017 and September 30, 2018, respectively, the maximum exposure to credit risk for trade accounts receivable by type of counterparty was as follows:

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Credit card operations	R$	87,983	R$	100,254	US$	25,038
B2B customers and others		46,056		31,601		7,893
Total trade accounts receivable	R$	134,039	R$	131,855	US$	32,931
Allowance for doubtful accounts		(20,871)		(17,494)		(4,369)
Trade accounts receivable, net	R$	113,168	R$	114,361	US$	28,562

At December 31, 2017 and September 30, 2018, respectively, the aging of trade accounts receivable was as follows:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		December 31, 2017

				Allowance for
				doubtful		Trade accounts
		Gross amount		accounts		receivable, net
		BRL		BRL		BRL
Not past due	R$	109,135	R$	(8,199)	R$	100,936
Past due 1-30 days		5,449		(2,134)		3,315
Past due 31-90 days		5,304		(3,686)		1,618
Past due 91-120 days		3,551		(1,845)		1,706
Past due 120-180 days		4,278		(3,108)		1,170
Past due over 180 days		6,322		(1,899)		4,423
Total	R$	134,039	R$	(20,871)	R$	113,168

		September 30, 2018
				Allowance for
				doubtful		Trade accounts		Trade accounts
		Gross amount		accounts		receivable, net		receivable, net
		BRL		BRL		BRL		USD
Not past due	R$	108,275	R$	(2,355)	R$	105,920	US$	26,454
Past due 1-30 days		3,191		(285)		2,906		726
Past due 31-90 days		5,192		(775)		4,417		1,103
Past due 91-120 days		1,744		(1,236)		508		127
Past due 120-180 days		4,490		(3,976)		514		128
Past due over 180 days		8,963		(8,867)		96		24
Total	R$	131,855	R$	(17,494)	R$	114,361	US$	28,562

Cash and cash equivalents

The Company held cash and cash equivalents of R$395,962 and R$50,569 (US$12,630) at December 31, 2017 and September 30, 2018, respectively. Cash and cash equivalents are held with bank and financial institution counterparties, which are rated BB-, based on Standard & Poor’s credit rating for local currency credit supplier.

Other assets, non-current

During the third quarter of 2018, the Company terminated a commercial relationship with Midway Labs USA LLC supplier of supplements and vitamins, which the Company has filed lawsuit against them. a The Company has at September 30, 2018 receivables of R$ 27,390 (USD 6,841), R$24,381 as at December 31, 2017, with that former partner. The Company performed analysis over the recoverability of such amounts under IFRS 09. The Company reclassified such amount from Other assets to Other assets, non-current, and recognized an expected loss (against Cost of sales and Selling and marketing expenses) of R$ 18,152 (USD 4,534)

The Company measured expected credit losses of that financial instrument in a way that reflects:

(a) an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

(b) the time value of money; and

(c) reasonable and supportable information that is available.

ii.      Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The following are the remaining contractual maturities of financial liabilities as of September 30, 2018. The amounts are gross and undiscounted and include contractual interest payments. Estimated interest payments were calculated based on the interest rate indexes of the Company’s floating interest rate indebtedness, in effect as of September 30, 2018.

		As at September 30, 2018
		Carrying		Carrying
		amount		amount		Contractuall cash flows
						Within 1	1 - 3	3 - 5		More than 5
						year	years	years		years
		BRL		USD		BRL	BRL	BRL		BRL
Financial liabilities:
Long-term debt	R$	228,238	US$	57,004	R$	42,320 R$	221,583 R$	7,120	R$	6,868
Trade accounts payable		272,619		68,088		290,171	-	-		-
Reverse factoring		78,299		19,556		79,397	-	-		-
Taxes and contributions payable		24,486		6,115		24,549	-	-		-
Accrued expenses		96,623		24,132		102,182	-	-		-
Other current liabilities		30,560		7,632		31,963	-	-		-
Provision for labor, civil and tax risks		16,822		4,201		-	-	-		16,822
Other non-current liabilities		629		157		-	-	-		676
	R$	748,276	US$	186,885	R$	570,582 R$	221,583 R$	7,120	R$	24,366

The following are the Company’s unrestricted cash and cash equivalents and unused portion of the credit facility at December 31, 2017 and September 30, 2018:

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Unrestricted cash and cash equivalents	R$	395,962	R$	50,569	US$	12,630
Undrawn credit facility		347		237		59
Available liquidity	R$	396,309	R$	50,806	US$	12,689

In recent years, the Company has financed its operations in large part with cash flows from operating activities, bank financing and cash proceeds from issuances of common shares. The Company has taken a number of measures designed to improve liquidity, including: (i) reducing the number of monthly credit card installments from customers, (ii) renegotiating payment terms with suppliers, (iii) entering into sales of receivables with financial institutions, whereby the Company transfers its rights to receive cash flows from a portion of trade accounts receivable, limited to the amount given as securities for borrowing and debentures, (iv) entering into reverse factoring of trade accounts payable with financial institutions, whereby they commit to pay suppliers at an accelerated rate in exchange for a trade discount, (v) selling of Mexico operations that allows the Company focus on core operations in Brazil and Argentina, (vi) decision to discontinue the B2B operations that generated lower than expected results and (vii) the extension in the second semester of 2018 of the maturity of the Company’s working capital agreements to 2021 and establishing a 12-month grace period on principal amortization. These measures are enabling the Company to secure liquidity to maintain its operations.

iii. Market risk

(a)     Foreign currency exchange risk

The Company’s net sales are denominated in the functional currencies of the countries in which our operational subsidiaries are located. Accordingly, its receivables are generally not subject to foreign currency exchange risks.

In the ordinary course of business, the Company’s subsidiaries purchase goods from vendors in both local functional currency and foreign currencies (mainly U.S. dollars).

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The summary of quantitative data about the Company’s exposure to currency risk as reported to management of the Company is as follows:

September 30, 2018
USD
Trade accounts payable	3,641
Net statement of financial position exposure	3,641

The following table indicates the changes in the Company’s income or (loss) before tax that would arise if foreign exchange rates to which the Company has exposure at the reporting date had changed by 10% at that date, assuming all other risk variables remained constant.

	Profit or loss
As at September 30, 2018	Strenghthening	Weakening
	BRL	BRL
Net exposure in USD	$1,458	(1,458)

This sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Company which expose it to foreign currency exchange risk at the reporting date. This analysis excludes differences that would result from the translation of the consolidated financial statements of foreign operations into the Company’s reporting currency, which is Brazilian Real. The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency as of September 30, 2018.

(b)     Interest rate risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond the Company’s control. Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. The Company’s debt has floating interest rates. As a result, the Company is exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates for its floating rate debt. The Company’s floating rate debt requires payments based on variable interest rate indexes such as CDI. Therefore, increases in interest rates may increase the Company’s loss before taxes by increasing its financial expense. If interest rates were to increase or decrease by 50 basis points, the Company´s financial expense on borrowings subject to variable interest rates would increase or decrease by R$924 (US$231) for the nine months ended September 30, 2018. This analysis assumes that all other variables, in particular foreign currency exchange rate, remain constant.

To reduce the exposure of variable interest rate (CDI), the Company invests its excess cash and cash equivalents in short-term investments. If interest rates were to increase or decrease by 50 basis points, the Company’s financial income on short-term investments subject to variable interest rates would increase or decrease by R$168 (US$42) for the nine months ended September 30, 2018.

(c)     Inflation risk

Brazil and other countries in Latin America, in general, have historically experienced high rates of inflation. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and other Latin American countries and heightened volatility in the Latin American securities market.

The inflation rate in Argentina has exceeded projections over the past quarters. As a result, the consumer price index (CPI) currently being used to monitor inflation in Argentina indicate three-year cumulative inflation rates that have increased significantly, also related to the depreciation of the Argentinian Peso. The details of recognition of the effects of inflations in Argentina operations are disclosed in note 25.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

The Company continues to monitor the impact of inflation in order to minimize its effects through pricing strategies and productivity improvements.

21.           Share-based payments

The number of share options has been disclosed giving effect to the stock split of 1.0 for 3.0 occurred immediately prior to the completion of Initial Public Offering on April 18, 2017 (see note 1.2).

Under the Share Plan (the “Plan”) established by the Company, its Board of Directors (the “Board”) may grant up to 1,296,470 share options to key employees, directors and independent contractors. On August 7, 2018, the Board approved the increase of the size of the Company’s share option pool from 956,470 to 1,296,470 of its common shares. The options under the Plan were granted at the discretion of the Board; as such, the Board has full authority to establish terms and conditions of any award consistent with the provisions of the Plan and to waive any such terms and conditions at any time. The Plan was set up for the following purposes: (i) attracting, retaining and motivating its beneficiaries; (ii) adding value to quote-holders; and (iii) encouraging the view of entrepreneurs of the business.

(a)     Arrangements previously classified as cash-settled

Each share option granted under the Plan contains a vesting period, during which the participant cannot exercise the option, and are generally subject to the following vesting schedule: over a four-year period, 25% of the total common shares subject to the award will vest at the first anniversary of the vesting commencement date and the remaining common shares subject to the award will vest in equal monthly installments over the 36 months of continuous service thereafter.

The Company held a right of first refusal to repurchase the shares exercised according to the Plan. The Company only had this right of first refusal until it has become public and, after that date, holders of the common shares can trade them in the market.

In addition, the Company had a non-contractual practice of (i) providing its employees whose employment relationship was terminated (whether voluntarily or involuntarily) with a repurchase proposal to buy back its common shares held by such persons at a discount of their fair value and (ii) to provide holders of vested awards that terminate their relationship with the Company (whether voluntarily or involuntarily) with a bonus equivalent to the exercise price of their exercisable option. For 2018 granted options the Company extinguished these non-contractual practices.

Due to the characteristics of the transaction, these awards had been regarded as a cash-settled plan and the liability was remeasured at each reporting date. The liability previously recognized in these consolidated financial statements took into account the fair value of Company´s shares, expected forfeitures and the discount the Company has obtained when repurchasing such shares.

Following the completion of Initial Public Offering, the condition of the right of first refusal by the Company of repurchasing the shares exercised is no longer applicable, as prescribed in the Plan.

Therefore, upon completion of Initial Public Offering, the Company reclassified the share-based plan from cash-settled to equity-settled, and the impact was a reduction in Non-current liabilities and an increase in Equity (Capital Reserves) of R$13,706.

For purposes of the statement of cash flows, share based payment transactions are fully reported under operating activities.

The Company did not repurchase shares during the nine months period ended September 30, 2017 and 2018.

As the Company will provide holders of vested awards with a bonus equivalent to the exercise price of the options if they decide to exercise the options, the fair value of the awards was estimated based on the fair value of the Company´s shares. As mentioned above, for 2018 granted options the Company extinguished this practice.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

A summary of option activities under the Plan and changes during the period ended September 30, 2017 is set forth in the following table:

				Weighted Average
			Weighted Average	Remaining
Cash-settled arrangements	Number of Units		Exercise Price Per	Contractual Term
			Unit	(in years)
			USD
Oustanding at December 31, 2016	346,767	US$	16.76	1.3 year
Granted	-		-
Exercised	-		-
Forfeited/Cancelled	(73,710)		43.31
Transfer from cash-settled
arragements on April 12nd	(273,057)		(9.59)
Oustanding at September 30, 2017	-	US$	-	0 year

As mentioned before, the Company reclassified the share-based plan from cash-settled to equity-settled after conclusion of the IPO.

(b)     Equity-settled arrangements

During the nine months period ended September 30, 2017 and 2018, the Company granted 127,500 and 733,000 share options, respectively, under the Plan with a non-market performance condition.

The share option expense has been recognized since the grant date and was fully recognized by October 2017. The Company only had a right of first refusal under the Plan until April 18, 2017 (IPO date), after that date, holders of the common shares can trade them in the market. Therefore, this arrangement has been regarded as equity-settled.

As the Company provides holders of vested awards with a bonus equivalent to the exercise price of the options, the fair value of the awards was estimated based on the fair value of the Company´s shares.

A summary of option activities under the Plan and changes during the period ended September 30, 2017 and 2018 is set forth in the following table:

			Weighted Average	Weighted Average
Equity-settled arrangements	Number of Units		Exercise Price Per	Remaining
			Unit	Contractual Term
				(in years)
			USD
Oustanding at December 31, 2016	23,250		8.10	0.8 year
Granted	127,500		8.10
Exercised	(22,434)		8.10
Forfeited/Cancelled	(24,692)		8.10
Transfer from cash-settled
arragements on April 12nd	273,057		9.59
Oustanding at September 30, 2017	376,681	US$	9.18	1.07 year

Oustanding at December 31, 2017	369,620		9.20	0.7 year
Granted	733,000		4.69
Exercised	-		-
Forfeited/Cancelled	(178,789)		8.10
Oustanding at September 30, 2018	923,831	US$	5.83	2.51 years

Vested at September 30, 2017	166,413
Vested at September 30, 2018	294,498

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

As of September 30, 2018, the Company had remaining unrecognized compensation cost of R$10,515 (US$2,626), which is expected to be recognized over a weighted average period of 2.5 years.

The Company recognized compensation expenses (income) for both cash and equity-settled arrangements of R$(13,552) and R$4,906 (US$1,225) for the nine months ended September 30, 2017 and 2018, respectively.

The Company recognized compensation expense (income) for cash and equity-settled arrangements of R$83 and R$(29) (US$7) for the three months ended September 30, 2017 and 2018, respectively.

Upon completion of the initial public offering in April 2017, when the Company reclassified the share-based plan from cash-settled to equity-settled, the fair value per common share underlying the Company share options was re-measured to US$18.00 per common share, which was the price of the common shares on the date of its initial public offering. Subsequent to the initial public offering, the cost of equity-settled transactions is determined by the fair value at the grant date (and the Company uses the market price of the publicly traded common shares as an indicator of fair value).

The weighted average fair value of granted options were estimated at US$18.00 and US$6.38 per share at December 31, 2017 and September 30, 2018, respectively.

22.           Income taxes

Income tax expenses for the periods presented are based on the best estimate of the weighted average annual income tax rate expected for the full years.

The Company’s effective tax rate for the nine and three months ended September 30, 2018 was 0% (nine and three months ended September 30, 2017: 0%).

23.           Related party transactions

The consolidated subsidiaries of the Company as of December 31, 2017 and September 30, 2018 are listed below:

		Percentage Ownership and Voting Interest
	Country of
Company	Incorporation	December 31, 2017	September 30, 2018

Netshoes Holding, LLC	United States of America	100.00%	100.00%
NS2 Com Internet S.A.	Brazil	100.00%	100.00%
NS3 Internet S.A.	Argentina	98.17%	98.17%
NS4 Com Internet S.A. (*)	Mexico	100.00%	100.00%
NS4 Servicios de México S.A. C.V. (*)	Mexico	100.00%	100.00%
NS5 Participações Ltda.	Brazil	99.99%	99.99%
NS6 Serviços Esportivos Ltda.	Brazil	100.00%	100.00%

(*) Transfered to Non-current held for sale (see note 26).

The Company has the following related party transactions:

		December 31, 2017		September 30, 2018
		BRL		BRL		USD
Balances from non-controlling owners
Receivables	R$	12	R$	7	US$	2

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		Nine months ended in September 30,						Three months ended in September 30,
		2017		2018		2018		2017		2018		USD Total
		BRL		BRL		USD		BRL		BRL		USD
Income statement amounts
Key management personnel compensation
Compensation and short-term benefits	R$	10,129	R$	6,985	US$	1,745	R$	1,878	R$	3,189	US$	796
Share-based payments		959		4,722		1,179		566		4,496		1,123
Total	R$	11,088	R$	11,707	US$	2,924	R$	2,444	R$	7,685	US$	1,919

Financial expenses
Convertible notes interest		2,069		-		-		-		-		-

24.           Commitments and contingencies

(a)     Litigation

The Company is a party to legal proceedings and claims which arise during the ordinary course of business. It reviews its legal proceedings and claims, conducts regulatory reviews and inspections, and reviews other legal matters on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes provisions for those contingencies when the incurrence of a loss is probable and can be reasonably estimated, and the Company discloses the amount provided for and the amount of a reasonably possible loss in excess of the amount provided for, if such disclosure is necessary for its financial statements not to be misleading. The Company does not record a provision when the likelihood of loss being incurred is probable, but the amount cannot be reasonably estimated, or when the loss is believed to be only reasonably possible or remote. The Company´s assessment of whether a loss is reasonably possible, or probable is based on its assessment and consultation with legal counsel regarding the ultimate outcome of the matter following all appeals. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s consolidated financial statements, other than the amount already provided for.

Breakdown of and changes in provisions whose unfavorable outcome is probable are as follows:

		Labor		Civil		Tax		Total		Total
		BRL		BRL		BRL		BRL		USD
As of December 31, 2017	R$	823	R$	1,023	R$	10,677	R$	12,523	U$	3,128
Additions, net of reversal		(12)		3,751		3,637		7,376		1,842
Payments		(133)		(2,944)		-		(3,077)		(769)
As of September 30, 2018	R$	678	R$	1,830	R$	14,314	R$	16,822	U$	4,201

Labor claims presented above are related to different matters, such as overtime and salary equalization. Labor lawsuits are not individually significant.

Civil claims are related to the Company´s ordinary course of operations, and generally relate to consumer claims. None of these lawsuits are individually significant.

The Company has a tax claim related to challenging Brazilian tax authorities’ interpretation that retailers of imported goods are subject to paying additional sales taxes on manufactured products (“IPI”) and PIS and COFINS on financial income.

In September 2017, the Company received a tax assessment amounting to R$89,013 (US$23,085) from the Brazilian tax authorities, asserting that the Company had unduly considered PIS and COFINS tax credits related to marketing and information technology services, effectively reducing the PIS and COFINS payable calculation basis. The Company´s assessment, supported by external lawyers, is that the risk of loss of this case is possible and therefore, no provision has been recognized in relation to this claim.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

(b)     Judicial deposits

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

Until the case is settled, the judicial deposits amounts accrues interest at Brazil’s official short-term interest rate (SELIC).

			December 31, 2017	September 30, 2018
			BRL	BRL	USD
	VAT taxes Brazil (PIS and COFINS)[1]	R$	94,909 R$	99,883 US$	24,946
	PIS and COFINS on financial income[1]		2,558	3,139	784
	Tax on manufactured products (IPI)[2]		7,489	10,705	2,674
	Other		1,958	1,351	337
	Total judicial deposits		106,914	115,078	28,741

(1)	Contribution tax on gross revenue for social integration program (PIS) and social security financing (COFINS):

The Company is involved in disputes related to:

i)                    Exclusion of VAT tax (ICMS) from PIS and COFINS calculation basis, which started in November 2014. On March 15, 2017, the Brazilian Federal Supreme Court decided for the unconstitutionality of considering the inclusion of the VAT tax (ICMS) from PIS and COFINS calculations basis. Based on this decision, the Company’s lawyers estimated chance of losing of this legal dispute remote as of December 31, 2017 and September 30, 2018. Since August of 2017, the Brazilian tax authority has ceased the obligation to make the judicial deposit. The Company is currently waiting the court to define which procedures are necessary to refund the judicial deposit.

ii)                   A constitutional challenge on the imposition of PIS and COFINS on financial income.

(2)       Tax on manufactured products (IPI)

The Company is involved in disputes related to the levy of taxes on manufactured products (IPI) over products it sells and obtained a preliminary injunction allowing it not to pay IPI on imports and sales of goods since it is a trading company.

(c)     Class action

The Company disclosed, in own investors website (via Form 6-K), on August 9, 2018 that two purported shareholder class actions under U.S. Securities Act of 1933 were filed before the Supreme Court of the State of New York, claiming that the Company, among other defendants, made alleged material misstatements or omissions in the registration statement and prospectus issued in connection with Company’s April 2017 initial public offering. The Company is reviewing the complaints and intend to vigorously defend against these and any other related lawsuits.

In this regard, there is no present obligation (legal or constructive) that the Company has in relation to the class action. The Company management believes that the claims do not create a present obligation for the Company in accordance with IAS 37 — Provisions, Contingent Liabilities, and Contingent Assets. As the dispute is still in its findings and class certification stages, and considering that the outcome of the dispute is subject to considerable uncertainty, it is not possible, at this stage, for the Company to reasonably estimate the potential loss or range of loss, if any, that may result from the final resolution of these legal proceedings. Therefore, no provision is recognized in the financial statements. The final results of these lawsuits may have an adverse effect in relation to the consolidated financial statements, on the statements of profit or loss, and on the cash flows in the future.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

25.           Hyperinflation

In accordance with IFRS, Argentina must be considered a hyperinflationary economy in 2018. As a result, the Company has applied the IAS 29 accounting requirements to its Argentinean subsidiary with effect from January 1, 2018. The main implications of this are as follows:

-          2017 figures should not be restated;

-          Adjustment of the historical costs of non-monetary assets and liabilities and the various items of equity of the Argentinean company from their date of acquisition or inclusion in the consolidated statement of financial position to the end of the period to reflect the changes in purchase power of the currency caused by inflation;

-          The cumulative impact of the accounting restatement to adjust for the effects of hyperinflationary for years prior to 2018 is reflected in the translation differences (equity) at the beginning of the 2018 year.

-          Adjustment of the income statement to reflect the financial loss caused by the impact of inflation in the year on net monetary assets (loss of purchasing power);

-          The various components of the income statement and statement of cash flows have been adjusted for the inflation index since their generation, with a balancing entry in financial results and a reconciling item in the statement of cash flows, respectively;

-          All components of the financial statements of the Argentinean subsidiary have been translated at the closing exchange rate to the Company functional currency.

The main effects on the consolidated financial statement for 2018 are as follows:

		Until December		Nine -month period ended in				Three -month period
		2017		September 2018				ended in September 2018
		BRL		BRL		USD		BRL		USD

Gross profit	R$	-	R$	(4,584)	US$	(1,145)	R$	(1,102)	US$	(275)
Net loss		-		(4,326)		(1,080)		(1,849)		(462)
Non-monetary assets		3,165		2,509		627		2,509		627
Accumulated losses		2,302		(2,024)		(506)		(2,024)		(506)

The index used to reflect current values is derived from a combination of the wholesale price index (IPIM) and the consumer price index (IPC) from its publication in Instituto Nacional de Estatisticas y Censos (INDEC – Argentinean government agency). The movement in the price index for the nine-month period ended as of September 30, 2018 is 29.10%.

26.           Non-current assets and liabilities held for sale

In August 2018, the Company entered into an agreement with the Grupo Sierra Capital (“Sierra”) to sell the entirety of its Mexico operations. In October 11, 2018 the Company and Sierra concluded the transaction, which was preceded by final adjustments agreed by the parties under the original terms and conditions of the negotiation. As consequence of these adjustments, the final consideration has changed, and the Company received an amount of USD 1,693.

As part of initial agreement, the Company granted to the former subsidiaries a loan in the amount of USD 2,462, that loan has its maturity date on the first anniversary of the closing date.

The Company signed a Transitional Services Agreement (“TSA”) with Sierra to outsource certain services relating to IT and marketing services. The IT services shall be provided to the former subsidiary for a term of eighteen months and Marketing services shall be provided for a term of twelve months, both as from the Closing Date. The Company has a cost estimate of USD 360 to provide these services to the former subsidiary, such amount will be deferred and will be recognized as expense reduction when the service is rendered.

The Company has an estimated gain of approximately USD 500 which will be recognized in the income statement from discontinued operations in the fourth quarter of 2018.

The Company may receive additional earn-out of the transaction up to USD 1,500 in circumstances where net sales exceed certain levels during each of the twelve months fiscal periods after the completion of the transaction, during three years.

As at September 30, 2018 the non-current assets and liabilities held for sale comprises:

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

		September 30,
		2018		2018
		BRL		USD
Current assets:				Note 2.2
Cash and cash equivalents	R$	1,515	US$	378
Trade accounts receivables, net		2,052		513
Inventories, net		20,540		5,130
Recoverable taxes		6,664		1,664
Prepaid expenses and other current assets		610		152
Total current assets		31,381		7,837

Non-current assets:
Property and equipment, net		1,170		292
Intangible assets, net		39		10
Total non-current assets		1,209		302

Total assets	R$	32,590	US$	8,139

Current liabilities:
Trade accounts payable	R$	13,887	US$	3,468
Current portion of long-term debt		9,746		2,434
Taxes and contributions payable		63		16
Accrued expenses		5,558		1,388
Other current liabilities		1,399		349
Total current liabilities		30,653		7,655

Non-current liabilities:
Other non-current liabilities		47		12
Total non-current liabilities		47		12

Total liabilities	R$	30,700	US$	7,667

Net non-current assets held for sale	R$	1,890	US$	472

The statements of profit or loss and cash flow from discontinued operations of the Mexico Operation for the period ended September 30, 2018 are presented below and include the restatement of the corresponding period ended September 30, 2017, as mentioned in Note 2.2.

			For the nine months ended in September 30,					For the three months ended in September 30,
	Note		2017		2018	2018		2017		2018		2018
			BRL		BRL	USD		BRL		BRL		USD
						Note 2.2						Note 2.2
Net sales	6	R$	39,297	R$	43,310	10,817	R$	13,214	R$	14,678	US$	3,666
Cost of sales	8a		(32,565)		(34,511)	(8,619)		(11,028)		(11,779)		(2,941)
Gross profit			6,732		8,799	2,198		2,186		2,899		725
Operating expenses:
Selling and marketing expenses	8b		(10,373)		(9,233)	(2,307)		(3,639)		(3,272)		(817)
General and administrative expenses	8c		(7,384)		(8,102)	(2,024)		(2,666)		(2,975)		(743)
Other operating expenses, net			-		-	-		-		-		-
Total operating expenses			(17,757)		(17,335)	(4,331)		(6,305)		(6,247)		(1,560)
Operating loss			(11,025)		(8,536)	(2,133)		(4,119)		(3,348)		(835)
Financial income	8d		946		905	228		572		340		85
Financial expenses	8d		(1,733)		(2,744)	(686)		(712)		(973)		(244)
Loss before income tax			(11,812)		(10,375)	(2,591)		(4,259)		(3,981)		(994)
Income tax expense			(2)		-	-		-		-		-
Net loss from discontinued operations		R$	(11,814)	R$	(10,375)	(2,591)	R$	(4,259)	R$	(3,981)	US$	(994)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Notes to the unaudited condensed consolidated financial statements

For the nine months ended September 30, 2018

(In thousands of reais and dollars, unless otherwise stated)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended in June 30, 2017 and 2018
(Reais and Dollars in thousands)

		For the nine months ended in September 30,
		2017		2018		2018
		BRL		BRL		USD
Cash flows from operating activities:						Note 2.2
Net loss from discontinued operations	R$	(11,814)	R$	(10,375)	US$	(2,591)
Adjustments to reconcile net loss from discontinued operations to net cash provided by (used in) operating activities:
Allowance for doubtful accounts		-		155		39
Depreciation and amortization		248		283		71
Loss on disposal of property and equipment, and intangible assets		18		13		3
Interest expense, net		1,619		2,097		523
Provision for inventory losses		366		644		161
Changes in operating assets and liabilities:
(Increase) decrease in:
Trade accounts receivable		(18)		(710)		(177)
Inventories		(2,679)		3,439		859
Recoverable taxes		785		1,596		399
Other assets		342		1,355		338
Increase (decrease) in:
Trade accounts payable		4,784		(4,816)		(1,203)
Taxes and contributions payable		(64)		(209)		(52)
Accrued expenses		537		531		133
Intercompany		-		-		2
Other liabilities		(135)		(4,411)		(1,103)
Net cash provided from discontinued operations by (used in) operating activities		(6,011)		(10,408)		(2,598)

Cash flows from investing activities:
Purchase of property and equipment		(127)		(59)		(15)
Purchase of intangible assets		(18)		-		-
Net cash provided from discontinued operations by (used in) investing activities		(145)		(59)		(15)

Cash flows from financing activities:
Proceeds from debt		22,754		25,944		6,480
Payments of debt		(22,351)		(20,240)		(5,055)
Payments of interest		(1,609)		(1,980)		(495)
Proceeds from issuance of common shares		10,297		7,913		1,976
Net cash provided from discontinued operation by (used in) financing activities		9,091		11,637		2,906

Effect of exchange rate changes on cash and cash equivalents		236		136		33
Change in cash and cash equivalents		3,171		1,306		326

Cash and cash equivalents, beginning of period		191		209		52

Cash and cash equivalents, end of period		3,362		1,515		378
	R$	3,171		1,306	US$	326

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

**********

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: November 13, 2018